PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JULY 31, 2012 and 2011

Expressed in US Funds

(Unaudited - Prepared by Management)

Reader’s Note:

These unaudited interim consolidated financial statements for the three months ended July 31, 2012 of Pacific Rim Mining Corp. (“the Company”) have been prepared by management and have not been reviewed by the Company’s auditors.

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Financial Position
In thousands of U.S. Dollars
Unaudited – Prepared by Management

	July 31,	April 30,
ASSETS	2012	2012
Current Assets
Cash and cash equivalents	$586	$816
Short-term investments	-	455
Receivables and prepaids (Note 3)	158	129
	744	1,400

Equipment (Note 4)	25	26
Resource property costs (Note 5)	5,511	5,492
Restricted Cash	24	24
	$6,304	$6,942

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 8)	$1,613	$1,636
	1,613	1,636

Derivative warrant liability (Note 6)	75	210
	1,688	1,846

SHAREHOLDERS’ EQUITY
Share Capital (Note 7)	90,077	90,058
Contributed Surplus	4,912	4,853
Deficit	(90,373)	(89,815)
	4,616	5,096

	$6,304	$6,942

Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 5(a))
Contingency (Note 10)
Commitments (Note 9)

APPROVED BY THE BOARD OF DIRECTORS:

“Thomas C. Shrake”, Director

“David K. Fagin”, Director

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Loss and Comprehensive Loss
For the Three Months Ended July 30
In thousands of U.S. Dollars, except for per share amounts
Unaudited – Prepared by Management

	2012	2011

Expenses (Income)

Exploration	$305	$328
Stock based compensation (Note 7)	59	71
General and administrative	124	127
Salaries & benefits	103	84
Professional services	52	96
Depreciation	1	2
International arbitration (Note 5(a))	55	133
Operating loss	699	841

Other income and expense
Gains on derivative liability (Note 6)	(135)	(1,031)
Foreign exchange gain	15	4
Finance income	(1)	-
Other income	(20)	(26)

Net Loss and Comprehensive Loss for the Period	$(558)	$212

Loss Per Share – Basic and Diluted	$(0.00)	$0.00

Weighted Average Number of Shares Outstanding	168,656,056	167,857,141

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars
Unaudited – Prepared by Management

	Share Capital		Share Capital	Contributed	Accumulated
	Common Shares		Subscribed	Surplus	Deficit	Total
	Number	$	$	$	$	$
Balance – April 30, 2011	150,568,308	86,955	93	4,323	(87,981)	3,390
Private placement
- Units issued for cash	17,600,000	3,213	(93)	-	-	3,120
- Fair value finders’ units	233,400	43	-	9	-	52
Share issuance costs
- Finders’ units	-	(43)	-	-	-	(43)
- Finders’ warrants	-	(67)	-	67	-	-
- Cash	-	(118)	-	-	-	(118)
Shares issued for property	200,000	38	-	-	-	38
Stock-based compensation	-	-	-	71	-	71
Net income for the three months	-	-	-	-	212	212
Balance – July 31, 2011	168,601,708	90,021	-	4,470	(87,769)	6,722
Share issuance costs
- Finders’ warrants	-	37	-	-	-	37
Stock-based compensation	-	-	-	383	-	383
Loss for the nine months	-	-	-	-	(2,046)	(2,046)
Balance – April 30, 2012	168,601,708	90,058	-	4,853	(89,815)	5,096
Stock-based compensation	-	-	-	59	-	59
Shares issued for property	200,000	19	-	-	-	19
Loss for the three months	-	-	-	-	(558)	(558)
Balance – July 31, 2012	168,801,708	90,077	-	4,912	(90,373)	4,616

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Cash Flows
For the Three Months Ended July 31
In thousands of U.S. Dollars
Unaudited – Prepared by Management

	2012	2011
Operating Activities
Net loss for the period	$(558)	$212
Items not affecting cash:
Depreciation	1	2
Non-cash finance income	(1)	-
Gain on derivative warrant liability	(135)	(1,056)
Foreign exchange loss (gain)	17	11
Stock-based compensation	59	71
	(617)	(760)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(23)	29
Receivables, deposits and prepaids	(29)	(44)
Finance income received	1	-
Cash Flow Used for Operating Activities	(668)	(775)

Investing Activities
Short term investment purchase	-	(1,160)
Short term investment redemption	441	-
Purchase of property, plant and equipment	-	(29)
Cash Flow Provided by (Used For) Investing Activities	441	(1,189)

Financing Activities
Units issued for cash, net of issuance cost	-	3,686
Cash Flow Provided by Financing Activities	-	3,686

Effect of exchange rate change on cash and cash equivalents	(3)	(2)

Change in Cash	(230)	1,720

Cash – Beginning of Period	816	258

Cash – End of Period	$586	$1,978

Schedule of non-cash financing transactions:
Fair value of shares issued for property	$19	$38
Fair value of finder fees warrants	-	119
Fair value of private placement warrants	-	613

- The accompanying notes are an integral part of these interim consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

1.	Nature of Operations and Going Concern

Pacific Rim Mining Corporation (“Pacific Rim” or the “Company”) is involved in the exploration and development of gold properties. The Company is a public company with shares listed on the TSX Exchange and the PFRMF on OTCQX. The head office, principal address and records office of the Company are located at 625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada, V6C 2T6.

The Company owns a 100% interest in the mineral property known as El Dorado and certain other exploration licenses located in El Salvador, is earning a controlling interest in the Hog Ranch project in Washoe County, Nevada through exploration and carries out other exploration activities in the United States and Central America.

The Company has not yet determined whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that raise substantial doubt on the validity of that assumption. During the three ended July 31, 2012, the Company had a loss of $558 and as at July 31, 2012 has an accumulated deficit of $90,373 and a working capital deficiency of $869. The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and for the arbitration and legal costs related to the case under the El Salvador’s Foreign Investment Law (“Investment Law”) between the Company and the Government of El Salvador, which is being administered by the Centre for Settlement of Investment Disputes (“ICSID”). The legal and arbitration costs for the case are substantial (Note 5(a)).

While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration and case costs. There can be no assurance the Company will be successful in this endeavour.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

2.	Basis of Preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The interim condensed consolidated financial statements should be read in conjunction with our Canadian GAAP annual financial statements for the year ended April 30, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies adopted are consistent with those of the previous financial year. The interim consolidated financial statements were approved by the Board of Directors for issue on September 6, 2012.

All dollar amounts are presented in US dollars unless otherwise specified.

3.	Receivables and prepaids

	July 31,	April 30,
	2012	2012

Other receivables	$58	$60
Prepaids	100	69

	$158	$129

4.	Equipment and Leasehold Improvements

	July 31,	April 30,
	2012	2012
Office equipment and vehicles	$414	$414
Accumulated depreciation	(389)	(388)
	$25	$26

5.	Resource Property Costs a) El Dorado

	July 31,	April 30,
	2012	2012

Mining Property Acquisition Costs – El Dorado	$5,454	$5,454
Resource Property Acquisition Costs – Hog Ranch	57	38
	$5,511	$5,492

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a 3% net smelter return royalty. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area. In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador (“GOES”) under CAFTA and the Investment Law in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the ICSID. ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

On May 31, and June 1, 2010, hearings on a preliminary objection filed by the GOES, which sought to dispose of nearly all of the claims brought by PacRim against the GOES under CAFTA and the Investment Law of El Salvador (“Investment Law”), were held. On August 2, 2010 the ICSID tribunal panel that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favour of PacRim, rejecting all of the arguments made by the GOES in its Preliminary Objection.

Between May 2 and 4, 2011, hearings on a jurisdiction objection filed by the GOES in relation to PacRim’s action under CAFTA and the Investment Law took place at the ICSID headquarters in Washington, DC. The purpose of these objection hearings was for the ICSID Tribunal to hear objections filed by the GOES in August 2010 wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. On June 1, 2012, the ICSID Tribunal issued its ruling on the Jurisdiction Objections and determined that PacRim’s Arbitration claim will proceed. The Tribunal confirmed ICSID (at the World Bank) has jurisdiction to hear PacRim’s claims under the Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to adjudicate the case at its headquarters in Washington, DC.

The Company is unable to determine an outcome of its international arbitration proceedings against the GOES under the Investment Law. As at July 31, 2012, the Company has now incurred $4.4 million relating to the preliminary objections arbitration proceedings.

Measurement uncertainty:

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under the Investment Law as noted above. In addition, because of the Investment Law dispute, the Company has not had the ability to confirm or renew its exploration licences as a result of the claims that are under the Investment Law arbitration. If the Company is unsuccessful in obtaining a permit for El Dorado or in its Investment Law claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

b)	Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. The agreement was amended in February 2010 to adjust the fourth anniversary payment date to be the earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company
Fourth payment - Payment date is earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015	300,000 shares or $300 in shares of the Company
Fifth payment – due on anniversary of fourth payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the 2006 amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, February 11, 2008, and February 12, 2009 100,000 and 140,000, and 1,118,182 common shares respectively were issued pursuant to the first, second and third anniversary payments.

The Company has also staked the other mining projects, including the Santa Rita project, located in El Salvador.

c)	Panama

During the year ended April 30, 2011, the Company signed a binding Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) to acquire a 100% interest in the Remance project located in Panama, Central America. The Formal Agreement, once executed, will grant Minera Verde the exclusive right and option (the “Option”) to acquire Minera Clifton’s right, title and interest in the Remance project. The Company is currently seeking comfort from the government of Panama that the exploitation concession will be renewed before executing the formal agreement.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

The Option may be exercised by the Company by completing the following terms:

i)	Paying to Minera Clifton the sum of $200 payable as follows:

	On the date of execution of the Formal Agreement	$50
	On the date which is 3 months after the date of execution of the Formal Agreement	$50
	On the date which is 6 months after the date of execution of the Formal Agreement	$50
	On the date which is 10 months after the date of execution of the Formal Agreement	$50

ii)	Issuing 5 million common shares of the Company on the date of execution of the formal Agreement.

iii)	Conducting a drilling program during the “Option Period” (the 12 months following the receipt of the required permissions from the Panamanian government).

iv)

Giving written notice to Minera Clifton 10 days after the last day of the Option Period that it intends to exercise the Option in consideration of which the Company will pay to Minera Clifton the sum of $5,000 payable at the election of Minera Clifton, in cash or common shares of the Company.

d)	Hog Ranch, Nevada, USA

During the year ended April 30, 2011, the Company, through its US subsidiary Pacific Rim

Exploration Ltd. (“PREx”), has signed a Letter of Intent with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

On July 8, 2011, the Company signed a Definitive Agreement with ICN and WGI to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

The Company, at its option, is required to spend an aggregate of $8 million in exploration expenditures and to issue an aggregate of one million common shares of Pacific Rim according to the following schedule:

i)	$500 on or before July 8, 2012 (incurred);
ii)	a further $1,000 on or before July 8, 2013;
iii)	a further $1,500 on or before July 8, 2014;
iv)	a further $2,000 on or before July 8, 2015;
v)	a further $3,000 on or before July 8, 2015; and

Share payments of up to 1.0 million shares as follows:

i)	200,000 common shares of Pacific Rim within five business days of receipt of approval of the Definitive Agreement by the TSX Venture Exchange (issued July 14, 2011); and

ii)	200,000 common shares of Pacific Rim on or before each of the second (200,000 issued July 6, 2012), third, fourth and fifth anniversaries of the Definitive Agreement.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

Pacific Rim, through PREx, will be the operator of the Hog Ranch Property. Upon PREx earning the interest, PREx and WGI agree to participate in a joint venture for further exploration and development of Hog Ranch.

6.	Derivative Warrant

Warrants issued in a private placement that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are carried at fair value each period. The warrants issued in the February 2008, January 2010, October 2010 and May 2011 private placements have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the warrants will be recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised. Of the total number of warrants outstanding as at July 31, 2012, a total of 30,375,000 have been classified as a financial liability and are marked to market each period.

The remaining 2,789,100 warrants have been issued to agents for services provided for a capital raising transaction and are not classified as a financial liability of the Company because they are accounted for under IFRS 2. The initial fair value of these warrants have been recognized as a share issuance costs and included in contributed surplus.

A summary of the Company’s warrants is as follows:

	Warrants	Weighted Average
	Outstanding	Exercise Price
		(Cdn$)
Balance – April 30, 2011	23,531,000	$0.30
Issued	9,633,100	$0.30
Balance – April 30, 2012	33,164,100	$0.30
Issued	-	-
Balance – July 31, 2012	33,164,100	$0.30

At July 31, 2012, there were 33,164,100 (April 30, 2012– 33,164,100) warrants outstanding with a weighted average exercise price of Cdn$0.30.

Number of warrants	Exercise price (Cdn$)	Expiry
12,741,000*	0.30	January 14, 2013
10,790,000**	0.30	October 8, 2012
9,633,100**	0.30	May 2, 2013
33,164,100

* Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.40 for 20 consecutive days and the Company receives an approved environmental permit for its El Dorado property in El Salvador.

** Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.50 for 20 consecutive days.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

The current warrant liability details are as follows:

Derivative warrant liability – April 30, 2011	$1,649
Derivative warrants issued	657
Derivative warrant issuance costs	(44)
Fair market value change	(2,051)
Derivative warrant liability – April 30, 2012	210
Fair market value change	(135)
Derivative warrant liability – July 31, 2012	$75

The fair value of the warrants has been estimated at July 31, 2012 and April 30, 2012 using the Black-Scholes option pricing model with the following weighted average assumptions:

	July 31, 2012	April 30, 2012
Risk-free interest rate	1.09%	1.34%
Expected dividend yield	NIL	NIL
Expected stock price volatility	139%	103%
Expected life in years	0.5 years	0.7 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

7.	Share Capital

Common Shares

Authorized: Unlimited number of common shares

Private Placement Financing

On May 3, 2011, the Company completed a private placement with gross proceeds of $3,897 (Cdn$3,696) through the issuance of 17,600,000 units. Each unit consisted of one share and one-half of one share purchase warrant. The Company allocated $3,239 to the common shares and $658 to the share purchase warrants based upon the relative fair values. Each warrant will entitle the holder to acquire one common share of the Company for a period of two years from the closing date at a price of Cdn$0.30.

The finders were issued a total of 233,400 units. The Company allocated $43 to the common shares and $9 to the share purchase warrants based upon the relative fair values. The finders were also issued 716,400 warrants, the warrants having the same terms as the warrants issued under the units and having a fair value of $67. The Company allocated $56 to the common shares and $11 to the share purchase warrants based upon the relative fair values.

The total share issuance costs relating to this transaction amounted to $142, the Company allocated $118 to the common shares and $24 to warrants derivative issuance costs.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

The allocation of fair value of the units and warrants issued during the prior year was estimated using the Black-Scholes option pricing model with the following assumptions:

May 3, 2011
Risk-free interest rate	1.67%
Expected dividend yield	NIL
Expected stock price volatility	91%
Expected life in years	2 years

Stock Options

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant.

a)	Current options details are as follows:

		Weighted Average
		Exercise Price
	Number of Options	(in Cdn $)
Options outstanding at April 30, 2011	10,295,000	$0.39
Granted	3,635,000	$0.16
Expired	(1,130,000)	$1.00
Options outstanding at April 30 and July 31, 2012	12,800,000	$0.27
Options vested as at July 31, 2012	9,710,002	$0.31

b)	Stock options outstanding at the end of July 31, 2012 are as follows:

			Remaining
Options	Options	Price per	contractual life
Outstanding	Exercisable	Share	(years)	Expiry Date

225,000	225,000	Cdn$0.96	0.33	August 27, 2012
975,000	975,000	Cdn$1.17	0.86	March 9, 2013
2,555,000	2,555,000	Cdn$0.17	1.67	December 29, 2013
225,000	225,000	Cdn$0.21	2.32	August 25, 2014
30,000	30,000	Cdn$0.29	2.36	September 10, 2014
2,030,000	2,030,000	Cdn$0.21	2.74	January 26, 2015
250,000	250,000	Cdn$0.20	3.11	June 10, 2015
225,000	225,000	Cdn$0.17	3.32	August 25, 2015
2,550,000	1,700,000	Cdn$0.21	3.63	December 16, 2015
100,000	-	Cdn$0.92	3.73	January 23, 2016
225,000	225,000	Cdn$0.19	4.39	September 18,2016
3,160,000	1,053,335	Cdn$0.16	4.42	September 28,2016
50,000	16,667	Cdn$0.17	4.47	October 16, 2016
200,000	200,000	Cdn$0.13	4.91	March 26, 2017
12,800,000	9,710,002		3.02

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

c)	Fair value of stock options granted

The 3,635,000 options granted during the year ended April 30, 2012 have been allocated a total fair value of $418 with a weighted average fair value of $0.11. The allocation of fair value was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2012	2011
Risk-free interest rate	1.28% - 1.48%	2.24% - 2.29%
Expected dividend yield	NIL	NIL
Expected stock price volatility	102% - 105%	96% - 99%
Expected life in years	4.3 – 5 years	4 – 5 years

The total stock-based compensation recognized during the three months ended July 31, 2012 was $59 (2011 - $71) with the offsetting entry to contributed surplus.

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

8.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below.

Trading transactions

The Company’s Chief Financial Officer renders services to the Company through a company in which he is a partner.

Nature of transactions
Avisar Chartered Accountants	Accounting fees

The Company incurred the following fees and expenses in the normal course of operations in connection with related parties.

	Three Months Ended	Three Months Ended
	July 31, 2012	July 31, 2011
Accounting fees	$26	$34

Amounts due to related parties are unsecured, non-interest bearing and due on demand. Accounts payable at July 31, 2012 included $10 (April 30, 2012 - $10) which were due to a company which the Chief Financial Officer is a partner.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

Compensation of key management personnel

The remuneration of the directors, chief executive officer, chief financial officer and vice president of exploration (collectively, the key management personnel) during the three months ended July 31, 2012 and 2011 were as follows:

		Three Months Ended	Three Months Ended
	Note	July 31, 2012	July 31, 2011
Salaries and directors’ fees		$100	$101
Share-based compensation	(i)	36	54

		$136	$155

(i)	Share-based compensation represents the expense for the three months ended July 31, 2012 and 2011, translated at the average foreign exchange rate for the period.
(ii)	Key management personnel were not paid post-employment benefits, termination benefits, or other long-term benefits during the three months ended July 31, 2012 and 2011.

9.	Commitments

	a)	The Company has entered into an office space operating lease agreement, commencing February 1, 2008 to January 30, 2013. The minimum monthly lease payments are $3 (Cdn$3).

	b)	The Company has entered into an office space operating lease agreement, commencing April 1, 2012 to December 31, 2014. The minimum monthly lease payments are $2 (Cdn$2).

10.	Contingent Liability

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company. Pursuant to the terms of the sale agreement, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at July 31, 2012. The Company estimates total reclamation and environmental closure costs to be $4.9 million. The Company believes the contingent liability relating to the reclamation and environmental closure costs exceeding $7 million is not probable. Therefore no amount has been recorded as a liability for these costs.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts
Unaudited – Prepared by Management

11.	Segmented Information

The Company’s business consists of a single reportable segment being mineral exploration and development. Details on a geographic basis are as follows:

Total Assets	July 31, 2012	April 30, 2012
Canada	$585	$1,114
USA	123	138
El Salvador	5,596	5,690
Total	$6,304	$6,942

Equipment and Leaseholds	July 31, 2012	April 30, 2012
Canada	$3	$3
USA	22	23
El Salvador	-	-
Total	$25	$26

	Three Months Ended July 31,
Net Income (Loss)	2012	2011
Canada	$93	$772
USA	253	(327)
El Salvador	208	(227)
Other	4	(6)
Total	$558	$212